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                                   EXHIBIT 11
                           MAHASKA INVESTMENT COMPANY
                                AND SUBSIDIARIES
                 STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
                        (Not Covered by Auditor's Report)


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
                                                  1997        1996        1995
                                                  ----        ----        ----

EARNINGS PER SHARE INFORMATION:
Weighted average number of shares
 outstanding during the year                    3,652,908   3,744,418   3,796,574

Weighted average number of shares
 outstanding during the year
 including all dilutive potential               3,784,657   3,771,093   3,807,571
 shares

Net earnings                                $   5,058,225   4,494,394   3,922,697

Earnings per share - basic                  $        1.38        1.20        1.03

Earnings per share - diluted                $        1.34        1.19        1.03
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